Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2018	2017
Earnings:
Income before income taxes(2)	$110	$121
Less: Capitalized interest	(2)	(2)
Add:
Fixed charges	42	48
Amortization of capitalized interest	1	1
Adjusted earnings(2)	$151	$168
Fixed charges:
Interest expense	$21	$24
Amortization of debt costs	1	1
Rent expense representative of interest	20	23
Total fixed charges	$42	$48
Ratio of earnings to fixed charges(1)(2)	3.63	3.50

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(1) All ratios shown in the above table have been calculated using unrounded numbers.
(2) Prior period results recasted to reflected the adoption of ASC 606 Revenue from Contracts with Customers.